Exhibit 99.2

Patagonia Gold Corp.

Condensed Interim Consolidated Financial Statements (Unaudited)

For the Three and Nine Months Ended September 30, 2021 and 2020

(All amounts in thousands of United States Dollars unless otherwise stated)

Patagonia Gold Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited - in thousands of U.S. dollars)

	Note	September 30, 2021	December 31, 2020
Current assets
Cash	21	$592	$819
Receivables	11, 21	1,964	2,041
Inventories	5	3,369	3,289
Total current assets		5,925	6,149

Non-current assets
Mineral properties	6	17,967	15,922
Mining rights	8	17,155	17,195
Property, plant and equipment	10	12,410	13,233
Goodwill		4,009	4,009
Other financial assets	9, 21	14	16
Other receivables	12, 21	3,970	3,544
Total non-current assets		55,525	53,919
Total assets		$61,450	$60,068

Current liabilities
Bank indebtedness	13	$4,644	$9,636
Accounts payable and accrued liabilities	14, 19, 21	6,655	4,384
Accounts payable with related parties	14, 19, 21	197	144
Loan payable and current portion of long-term debt	15, 19, 21	222	363
Total current liabilities		11,718	14,527

Non-current liabilities
Long-term debt	16, 21	-	109
Long-term debt with related parties	16, 19, 21	15,330	14,808
Reclamation and remediation obligations	7	5,818	5,139
Deferred tax liabilities		4,235	4,023
Other long-term payables		34	57
Total non-current liabilities		25,417	24,136
Total liabilities		37,135	38,663

Shareholders’ equity
Capital stock	18	11,264	7,320
Contributed surplus		189,587	186,177
Accumulated deficit		(195,020)	(190,541)
Accumulated other comprehensive income		19,875	19,744
Total shareholders’ equity attributable to the parent		25,706	22,700
Non-controlling interest		(1,391)	(1,295)
Total shareholders’ equity		24,315	21,405
Total liabilities and shareholders’ equity		$61,450	$60,068

Going concern (note 3)
Commitments and contingencies (note 24)
Subsequent event (note 26)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Approved on Behalf of the Board of Directors

Signed “Christopher van Tienhoven” , Director	Signed “Cristian Lopez Saubidet” , Director

2

Patagonia Gold Corp. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss For the Three and Nine Months Ended September 30, 2021 and 2020 (Unaudited - in thousands of U.S. dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2021	2020	2021	2020
		$’000	$’000	$’000	$’000

Revenue		$5,758	$6,549	$14,233	$16,469
Cost of sales	5	(4,278)	(4,213)	(10,061)	(10,880)
Gross profit		1,480	2,336	4,172	5,589

Operating expenses:
Exploration expenses		(1,432)	(678)	(3,204)	(1,792)
Repair and maintenance		(126)	-	(514)	-
Administrative expenses	20	(1,227)	(1,315)	(4,188)	(3,810)
Share-based payments expense	18	(90)	(128)	(272)	(295)
Interest expense		(377)	(615)	(959)	(1,957)
Total operating expense:		(3,252)	(2,736)	(9,137)	(7,854)

Other income/(expenses)
Interest income		107	12	186	87
Gain/(loss) on foreign exchange		174	(245)	(325)	(1,013)
Accretion expense	7	(10)	(3)	(22)	(9)
Other income	22	383	(160)	756	2,155
Total other income/(expenses)		654	(396)	595	1,220
Net loss – before income taxes		(1,118)	(796)	(4,370)	(1,045)

Income tax benefit (expense)		(594)	(245)	(205)	(730)
Net loss		$(1,712)	$(1,041)	$(4,575)	$(1,775)

Attributable to non-controlling interest		(60)	35	(96)	77
Attributable to equity share owners of the parent		(1,652)	(1,076)	(4,479)	(1,852)
		(1,712)	(1,041)	(4,575)	(1,775)
Other comprehensive income (loss) net of tax
Change in fair value of investment	9	(4)	(32)	(2)	2
Foreign currency translation adjustment		(656)	196	133	(375)
Total other comprehensive income (loss)		(660)	164	131	(373)
Total comprehensive loss		$(2,372)	$(877)	$(4,444)	$(2,148)

Weighted average number of common shares outstanding – basic and diluted	17	467,116,441	317,849,919	441,094,925	317,912,289

Net loss per share – basic and diluted	17	$(0.004)	$(0.003)	$(0.010)	$(0.0006)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3

Patagonia Gold Corp. Condensed Interim Consolidated Statements of Changes in Equity For the Nine Months Ended September 30, 2021 and 2020 (Unaudited - in thousands of U.S. dollars)

	Capital stock	Accumulated deficit	Accumulated other comprehensive income	Contributed surplus	Total Attributable to parent	Non-controlling interest	Total

Balance - January 1, 2020	2,588	(186,135)	18,386	180,269	15,108	(1,320)	13,788
Shares repurchase under NCIB	(17)	-	-	-	(17)	-	(17)
Net loss	-	(1,852)	-	-	(1,852)	77	(1,775)
Other comprehensive loss	-	-	(373)	-	(373)	-	(373)
Share based payments	-	-	-	295	295	-	295
Balance – September 30, 2020	2,571	(187,987)	18,013	180,564	13,161	(1,243)	11,918

Balance - January 1, 2021	7,320	(190,541)	19,744	186,177	22,700	(1,295)	21,405
Net loss	-	(4,479)	-	-	(4,479)	(96)	(4,575)
Other comprehensive income	-	-	131	-	131	-	131
Shares and warrants issued (note 18)	4,270	-	-	3,138	7,408	-	7,408
Share and warrant issuance costs (note 18)	(188)	-	-	(138)	(326)	-	(326)
Agent compensation options issued (note 18)	(138)	-	-	138	-	-	-
Share based payments (note 18)	-	-	-	272	272	-	272
Balance – September 30, 2021	11,264	(195,020)	19,875	189,587	25,706	(1,391)	24,315

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4

Patagonia Gold Corp. Condensed Interim Consolidated Statements of Cash Flows For the Nine Months Ended September 30, 2021 and 2020 (Unaudited - in thousands of U.S. dollars)

	Note	September 30, 2021	September 30, 2020
Cash flow from operating activities
Net loss		$(4,575)	$(1,775)
Items not affecting cash
Depreciation of property, plant and equipment	10	1,817	2,214
Depreciation of mineral properties	6	684	497
Amortization of mining rights	8	75	75
Share based payment expense	18	272	295
Provisions		657	51
Write-down of inventory		670	-
Interest payable with related party		522	424
Accretion expense	7	22	9
Deferred tax expense/(benefit)		205	730
		349	2,520
Net change in non-cash working capital items
(Increase)/decrease in receivables		(349)	(2,670)
(Increase)/decrease in deferred tax assets		-	752
(Increase)/decrease in inventory		(501)	509
(Increase)/decrease in other financial assets		5	322
Increase/(decrease) in accounts payable and accrued liabilities		2,322	(1,228)
Increase/(decrease) in accounts payable and accrued liabilities with related parties		53	259
Increase/(decrease) in provision		(23)	(12)
Increase/(decrease) in transaction taxes payable		(44)	(63)
		1,463	(2,131)
Net cash provided by operating activities		1,812	389

Cash flows from investing activities
Purchase of property, plant and equipment	10	(1,244)	(857)
Purchase of mineral property	6	(2,729)	(649)
Proceeds from disposal		1	-
Net cash used in investing activities		(3,972)	(1,506)

Cash flow from financing activities
Bank indebtedness (repayment)		(4,992)	(4,885)
Proceeds from loans with related parties		-	5,862
Repayment of loans		(250)	(182)
Share repurchase under NCIB		-	(17)
Shares and warrants issued	18	7,408	-
Share and warrant issuance costs	18	(326)	-
Net cash provided by financing activities		1,840	778

Net decrease in cash		(320)	(339)
Effect of foreign exchange on cash		93	(13)
Cash, beginning of the period		819	685
Cash, end of the period		$592	$333

Taxes paid		(44)	(63)
Interest paid		(345)	(281)
Change in value of investments	9	(2)	2

The accompanying notes form an integral part of these condensed interim consolidated financial statements

5

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

1. Nature of business

On July 24, 2019, Patagonia Gold Corp. (PGDC.TSXV – “the Company” or “Patagonia”) [formerly Hunt Mining Corp (“Hunt”, or “Hunt Mining”)] and Patagonia Gold Limited (“PGL”) [formerly Patagonia Gold PLC (“PGP”)] completed a reverse acquisition (or reverse takeover, the “RTO”) resulting in Hunt acquiring all issued shares of common stock of PGP in exchange for common shares of Hunt on the basis of 10.76 Hunt shares for each PGP share. Hunt issued 254,355,192 common shares to the shareholders of PGP representing an ownership interest of approximately 80%. The operating name of Hunt Mining Corp. was changed to Patagonia Gold Corp.

Patagonia is a mineral exploration and production company incorporated on January 10, 2006 under the laws of Alberta, Canada and, together with its subsidiaries, is engaged in the exploration of mineral properties and exploitation of reserves in Santa Cruz, Rio Negro and Chubut provinces of Argentina.

The condensed interim consolidated financial statements include the accounts of the following subsidiaries after elimination of intercompany transactions and balances:

Corporation	Incorporation	Percentage ownership	Functional currency	Business purpose
Patagonia Gold S.A. (“PGSA”)	Argentina	95.3	US$	Production and Exploration Stage
Minera Minamalu S.A.	Argentina	100	US$	Exploration Stage
Huemules S.A.	Argentina	100	US$	Exploration Stage
Leleque Exploración S.A.	Argentina	100	US$	Exploration Stage
Patagonia Gold Limited (formerly Patagonia Gold PLC)	UK	100	GBP$	Holding
Minera Aquiline S.A.U.	Argentina	100	US$	Exploration Stage
Patagonia Gold Canada Inc.	Canada	100	CAD$	Holding
Patagonia Gold Chile S.C.M.	Chile	100	CH$	Exploration Stage
Ganadera Patagonia S.R.L.	Argentina	100	US$	Land Holding
1272680 B.C. Ltd (formerly 1494716 Alberta Ltd.)	Canada	100	CAD$	Nominee Shareholder

The Company’s activities include the exploration and production of minerals from properties in Argentina and Chile. On the basis of information to date, properties where it has not yet been determined if economically recoverable reserves exist are classified as exploration-stage. Properties where economically recoverable reserves exist and are being exploited are classified as production-stage. The underlying value of the mineral properties is entirely dependent upon the existence of reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or a sale of these properties.

On some properties, ongoing production and sales of gold and silver are being undertaken without established mineral resources or reserves and the Company has not established the economic viability of the operations. As a result, there is increased uncertainty and economic risks of failure associated with these production activities. Despite the sale of gold and silver, these projects remain in the exploration stage because management has not established proven or probable reserves required to be classified in either the development or production stage.

2. Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and do not include all of the information required for annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020.

Prior to the reverse acquisition, Patagonia Gold Limited prepared its December 31, 2018 annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Upon the reverse acquisition with Patagonia Gold Corp, Patagonia Gold Limited became the ongoing entity for accounting purposes and Patagonia Gold Limited had to switch to reporting under US GAAP as Patagonia Gold Corp. is a registrant with the U.S. Securities and Exchange Commission (“SEC”). Effective June 30, 2020, the Company obtained “foreign private issuer” status in accordance with SEC guidelines and became eligible to satisfy its reporting requirements using IFRS. As such, the Company has prepared these condensed interim consolidated financial statements in accordance with IFRS as issued by IASB.

6

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

The condensed interim consolidated financial statements were approved by the Company’s Board of Directors on November 29, 2021.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. In addition, these interim financial statements have been prepared using the accrual basis of accounting.

The Company’s presentation currency is the US Dollar.

Reclassification

Certain amounts in the prior period condensed interim consolidated statements of cash flows for the nine months ended September 30, 2020 have been reclassified to conform with current period presentation. The Company reclassified $424 of proceeds from loans with related parties under financing activities to a non-cash accrued interest adjustment under operating activities. This reclassification resulted in an increase in cash used in operating activities from $35 to net cash generated by operating activities of $389 and decrease in cash provided by financing activities from $1,202 to $778. This reclassification did not have any effect on the reported results of operations.

2. Going Concern

3. Going concern

The accompanying condensed interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During the three and nine months ended September 30, 2021, the Company had a net loss of $1,712 (2020 - $1,041) and $4,575 (2020 - $1,775) respectively. As at September 30, 2021, the Company has negative working capital of $5,793 (December 31, 2020 - $8,378) and had an accumulated deficit of $195,020 (December 31, 2020 - $190,541). These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon generating positive cash flows from operations as well as obtaining debt and equity financing. However, there can be no assurance that the steps management is taking will be successful. The accompanying condensed interim consolidated financial statements do not reflect any adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could have a material impact on the condensed interim consolidated financial statements.

4. Significant accounting policies and critical accounting judgements and estimates

(a) Significant accounting policies

Except as noted below, these condensed interim consolidated financial statements follow the same accounting policies as the Company’s annual audited consolidated financial statements for the year ended December 31, 2020. For a complete list of accounting policies applied by the Company, see note 4 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.

Equity

Capital stock represents the proceeds received on the issuance of common shares. Proceeds from unit placements are allocated between common shares and warrants using the relative fair value method. The fair value of the Company’s common shares is determined using the closing trading price on the date of issuance, and the fair value of the warrants is determined using the Black-Scholes option-pricing model. The proceeds allocated to warrants are recorded in contributed surplus. Costs directly attributable to the issuance of shares and warrants are treated as a reduction in capital stock and warrants on a pro-rata basis.

7

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

New accounting standards issued but not yet effective

The IASB issued an amendment to IAS 16, Property, Plant and Equipment, to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The Company will evaluate the impact, if any, on its consolidated financial statements prior to the effective date of January 1, 2022.

The IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes:

●	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;
●	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
●	Clarifying how lending conditions affect classification; and
●	Clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

The Company will evaluate the impact, if any, on its consolidated financial statements prior to the effective date of January 1, 2023.

(b) Critical accounting judgements and estimates

The preparation of these condensed interim consolidated financial statements requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. Except as noted below, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual audited consolidated financial statements as at and for the year ended December 31, 2020.

Warrants

The Company determines fair value of warrants issued using the Black-Scholes option-pricing model which requires the input of highly subjective assumptions. These assumptions include estimating the future volatility of the stock price. While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

5. Inventories

	September 30, 2021	December 31, 2020
	$’000	$’000

Gold held on carbon	$1,243	$1,421
Materials and supplies	2,126	1,868
	$3,369	$3,289

During the three and nine months ended September 30, 2021, the net realizable value of the inventory was less than the costs incurred in establishing the gold held on carbon and the Company recorded an inventory write down of $259 (2020 - $Nil) and $670 (2020 - $Nil) under cost of sales.

During the three and nine months ended September 30, 2021, the Company expensed $3,232 (2020 – $2,777) and $7,381 (2020 - $7,192) of inventories on the condensed interim consolidated statements of loss and comprehensive income (loss).

8

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

6. Mineral properties

	Mining assets	Surface rights acquired	Total
	$’000	$’000	$’000
Cost
Balance – January 1, 2020	$23,181	$6,459	$29,640
Additions	942	-	942
Balance - December 31, 2020	$24,123	$6,459	$30,582
Additions	2,729	-	2,729
Balance – September 30, 2021	$26,852	$6,459	$33,311

Amortization
Balance - January 1, 2020	$13,275	$908	$14,183
Change for the period	477	-	477
Balance - December 31, 2020	$13,752	$908	$14,660
Charge for the period	684	-	684
Balance – September 30, 2021	$14,436	$908	$15,344

Net book value
December 31, 2020	$10,371	$5,551	$15,922
September 30, 2021	$12,416	$5,551	$17,967

Trilogy Mining Corporation

In January 2016, Patagonia Gold Limited (“PGL”) entered into an earn–in agreement with Trilogy Mining Corporation (“Trilogy”) in relation to the San José Project in Uruguay. This was recognized within mining assets at a cost of $1,996. In December 2019, the Company announced the termination of its option agreement with Trilogy and in exchange received common shares of Trilogy, that will result in PGL owning 42.5% of the then issued and outstanding shares of Trilogy. In connection with the termination of the option agreement, the Company impaired $1,996 of the mining asset related to San José Project in Uruguay during the year ended December 31, 2019.

Lomada project

All development costs incurred with respect to the Lomada project, from September 1, 2010 and onwards, have been capitalized as mineral properties and included under mining assets. The project completed the trial heap leach phase and entered full commercial production in the third quarter of 2013. Amortization is charged based on the unit-of-production method.

In February 2019, the Company reviewed the production profile for Lomada. Given the lower than anticipated recoveries, the Company made the decision to close the Lomada project.

Following receipt of a preliminary permit on October 7, 2020, the Company restarted mining operations at Lomada de Leiva in November 2020, which had been previously closed since in February 2019. The expenses related to the development of the new pit were capitalized as Mineral Properties.

Cap-Oeste project

The Company completed the development of Cap-Oeste Project in September 2016, entered into production in the last quarter of that year. As a result of the experience gained at Lomada, no trial production period was required at Cap-Oeste. Revenue from commercial production was therefore recognised from the outset. The capitalized development costs are amortized based on the unit of production method.

In February 2019, the Company reviewed the production profile for 2019 for Cap-Oeste. Given the expected lower production volumes, the Company made the decision to put Cap-Oeste on care and maintenance until a suitable solution to extract and process the high-grade underground resource from Cap-Oeste has been identified. Residual production continued at Cap-Oeste and the Company continued to capitalize costs under inventories.

9

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

Mina Angela

In September 2020, the Company entered into a definitive option agreement with Latin Metals Inc. which granted the Company an irrevocable option to acquire a 100% interest in the Mina Angela property. Pursuant to the definitive agreement, the Company has paid $250 representing the first earn-in payment. The Company shall decide whether to exercise the option no later than six months from the date of the definitive agreement. If the Company elects to exercise the option, they shall pay the second earn-in payment of $250. A further and final payment of $500 is expected to be paid within 30 days of verification that the legal restrictions preventing development of mining activity in the Chubut Province and at the Mina Angela property have been lifted in such a manner that Patagonia has the ability to perform exploration and exploitation mining activities on the property. In addition, Latin Metals Inc. will be entitled to receive a 1.25% Net Smelter Royalty (“NSR”) from future production. The Company has the right to repurchase half of the NSR for $1,000. On March 12, 2021, the Company exercised the option to acquire 100% interest in the Mina Angela property and paid the second earn-in payment of $250.

Surface rights

The Company owns the surface rights of land encompassing the Estancia La Bajada, Estancia El Tranquilo, Estancia El Rincon, Estancia La Josefina and the Estancia 1° de Abril.

There is a back in right granted to the sellers under Estancia El Rincon’s title deed whereby the Company irrevocably committed to resell the estancia to its former owner in the event that two consecutive years elapse without mining activities. Current activity on this property includes the Lomada Project.

Mina Martha project

On May 6, 2016, the Company acquired the assets of the Mina Martha project from Coeur Mining Inc. (“Coeur”). The Mina Martha project consists of land, mineral rights, a mine camp, offices, a warehouse, maintenance shop, mining facilities including a flotation mill and a tailings retention facility.

La Josefina project

In March 2007, the Company acquired the exploration and development rights to the La Josefina project from Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”) the Santa Cruz provincial mining and petroleum company.

In July 2007, the Company entered into an agreement (subsequently amended) with Fomicruz which provides that, in the event that a positive feasibility study is completed on the La Josefina property, a Joint Venture Corporation (“JV Corporation”) would be formed by the Company and Fomicruz. The Company would own 81% of the joint venture company and Fomicruz would own the remaining 19%. Fomicruz has the option to earn up to a 49% participating interest in the JV Corporation by reimbursing the Company an equivalent amount, up to 49%, of the exploration investment made by the Company. The Company has the right to buy back any increase in Fomicruz’s ownership interest in the JV Corporation at a purchase price of $0.2 million per each percentage interest owned by Fomicruz down to its initial ownership interest of 19%; the Company can also purchase 10% of the Fomicruz’s initial 19% JV Corporation ownership interest by negotiating a purchase price with Fomicruz. Under the agreement, the Company has until the end of 2019 to complete cumulative exploration expenditures of $18 million and determine if it will enter into production on the property. As at December 31, 2018, the Company had incurred approximately $20 million and is in current discussions with Fomicruz to develop a plan for production. In October 2019, the agreement was extended until April 30, 2021 and may be extended for an additional one-year term. The Company has renegotiated the terms of the La Josefina property held by Cerro Cazador and is expecting the new terms to be adjudicated during second half 2021. In the meantime, the exploration program on these properties has been put on hold.

Homenaje and Nico Projects

On April 15, 2021, the Company entered into definitive agreements to acquire two projects in Argentina. A definitive option agreement was executed with Mirasol Resources Ltd. (“Mirasol”) and Mirasol’s wholly-owned subsidiary Australis S.A. (“Australis” and together with Mirasol, the “Vendors”), which grants the Company an option to acquire a 75% undivided interest in and to Australis’ rights and interest in the Homenaje project located in Santa Cruz Province, Argentina. The Company also entered into a definitive transfer agreement dated April 15, 2021 (with the Vendors, which grants the Company a 100% undivided interest in and to Australis’ rights and interest in the Nico project located in Santa Cruz Province, Argentina.

10

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

Homenaje Project

Pursuant to the Option Agreement, Patagonia has an option to earn a 75% interest in the Homenaje Project over six years upon achievement of the following (collectively, the “Earn-In Obligations”):

●	an initial work program over six years of $2.55 million in exploration expenditures, including 2,500 meters of drilling, on the Homenaje Project;

●	expenditures on exploration activities with respect to the Homenaje Project (the “Exploration Expenditures”) of a minimum of $0.4 million over the first 18-months;

●	following completion of the initial Exploration Expenditures and drilling obligations due within the first 30 months, Patagonia must complete a minimum of $0.4 million of Exploration Expenditures in any 12-month period, and a minimum of $0.2 million of Exploration Expenditures in any six-month period; and

●	a pre-feasibility study, prepared in accordance with NI 43-101, for a mineral resource of not less than 300,000 ounces of gold equivalent.

Upon Patagonia completing the Earn-In Obligations, Patagonia and the Vendors will hold 75% and 25%, respectively, in a joint venture company holding the Homenaje Project. If either party’s equity interest is diluted below 10%, it will convert to a 2% NSR royalty.

Nico Project

Pursuant to the terms of the Transfer Agreement, Patagonia has acquired the Vendors’ interest in the Nico Project in exchange for a 1.5% NSR royalty. If, by the end of third-year, the Nico Project has not been operated as a producing mine, or Patagonia has not produced and shipped minerals in commercial quantities (excluding bulk sampling or pilot plant operations, if any) from the Nico Project for a period of 30 consecutive days, Mirasol will have the right to regain full ownership of the Nico Project at no cost.

7. Reclamation and remediation obligations

The Company is legally required to perform reclamation on sites where environmental disturbance is caused by the development or on-going mining of a property to restore it to its original condition at the end of its useful life. In accordance with IFRS, the Company recognized the fair value of that liability as an asset retirement obligation. The total amount of undiscounted cash flows required to settle the estimated obligation is $5,891 (December 31, 2020 - $5,182) which has been discounted using a weighted average risk-free rate of 0.37% (December 31, 2020 – 0.19%) and an inflation rate of 5.39% (December 31, 2020 – 1.36%).

The following table describes the changes to the Company’s reclamation and remediation obligation liability:

	September 30, 2021	December 31, 2020
	$’000	$’000
Reclamation and remediation obligation - beginning of period	$5,139	$5,803
Change in estimate	657	(677)
Accretion expense	22	13
Reclamation and remediation obligation - end of period	$5,818	$5,139

The Company reassesses the cost of reclamation and remediation obligations periodically given new information regarding changes to the risk-free rate, inflation rate and undiscounted cash flow. During the nine months ended September 30, 2021 and the year ended December 31, 2020, the change in estimate relates to revisions to the estimated undiscounted cashflow obligations.

11

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

8. Mining rights

	Fomicruz Agreement	Minera Aquiline Argentina	Total
	$’000	$’000	$’000
Balance – January 1, 2020	$3,188	$13,809	$16,997
Amortization	(100)	-	(100)
Exchange differences	-	298	298
Balance - December 31, 2020	$3,088	$14,107	$17,195
Amortization	(75)	-	(75)
Exchange differences	-	35	35
Balance – Septmber 30, 2021	$3,013	$14,142	$17,155

Fomicruz Agreement

On October 14, 2011, Patagonia Gold, PGSA and Fomicruz entered into a definitive strategic partnership agreement in the form of a shareholders’ agreement (“Fomicruz Agreement”) to govern the affairs of PGSA and the relationship between the Company, PGSA and Fomicruz. Pursuant to the Fomicruz Agreement, Fomicruz contributed to PGSA the rights to explore and mine Fomicruz’s mining properties in Santa Cruz Province in exchange for a 10% equity interest in PGSA. The Fomicruz Agreement establishes the terms and conditions of the strategic partnership for the future development of certain PGSA mining properties in the Santa Cruz. The Company will fund 100% of all exploration expenditures on the PGSA properties to the pre-feasibility stage, with no dilution to Fomicruz. After feasibility stage is reached, Fomicruz is obliged to pay its 10% share of the funding incurred thereafter on the PGSA properties, plus annual interest at LIBOR +1% to the Company. Such debt and interest payments will be guaranteed by an assignment by Fomicruz of 50% of the future dividends otherwise payable to Fomicruz on its shares. The Company will manage the exploration and potential future development of the PGSA properties.

The mining rights acquired have been measured by reference to the estimated fair value of the equity interest given to Fomicruz. Management has estimated the fair value of the 10% interest in PGSA acquired by Fomicruz, on or about October 14, 2011 at $4 million. In determining this fair value estimate, management considered many factors including the net assets of PGSA and the illiquidity of the 10% interest. This amount has been recorded as an increase in the equity of PGSA and as a mining right asset. In these condensed interim consolidated financial statements, the increase in equity in PGSA has been recorded as non-controlling interest. The initial share of net assets of PGSA ascribed to the non-controlling interest amounted to $4 million.

Effective January 1, 2020, the Company’s former subsidiary Cerro Cazador S.A merged with PGSA and as a result, Formicruz has a 4.7% interest in the newly merged entity.

Minera Aquiline Argentina Agreement

On January 31, 2018, Patagonia, through a wholly owned subsidiary (Patagonia Gold Canada Inc. “PGCAD”), acquired the Calcatreu gold asset in Rio Negro, Argentina, by way of acquiring 100% of the shares of Minera Aquiline Argentina S.A. (“MASA”), a subsidiary of Pan American Silver Corporation. Total consideration for the acquisition amounted to $15 million. PGCAD has made the initial payment of $5 million on January 31, 2018 and the final payment of $10 million on legal completion on May 18, 2018.

This transaction was accounted for as an asset acquisition and the purchase consideration was allocated to Mining Rights at $14.6 million and other net assets at $0.4 million. These mining rights will be amortized on a unit-of-production method over the estimated period of economically recoverable resources once the project reaches the commercial production phase.

12

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

9. Other financial assets

The Company has short-term investments in equity securities which are recorded at fair value through other comprehensive income (loss). As at September 30, 2021, the fair value of the short-term investments is $14 (December 31, 2020 - $16).

The Company had a performance bond that was originally required to secure the Company’s rights to explore the La Josefina property. It was a step-up US dollar denominated 2.5% coupon bond, paying quarterly, issued by the Government of Argentina with a face value of $600 and a maturity date of 2035. The bond traded in the secondary market in Argentina. The bond was originally purchased for $247. Since Cerro Cazador S.A. (“CCSA”) fulfilled its exploration expenditure requirement mandated by the agreement with Fomicruz, the performance bond was no longer required to secure the La Josefina project. Therefore, in September 2010 the Company used the bond to secure the La Valenciana project, an additional Fomicruz exploration project.

During the year ended December 31, 2020, the Company sold the performance bond for $400. There were no restrictions of the performance bond prior to the sale.

Changes in the fair value of these financial assets are recorded as other comprehensive income (loss).

10. Property, plant and equipment

	Plant	Buildings	Vehicles and equipment	Improvements and advances	Total
	$’000	$’000	$’000	$’000	$’000
Cost
Balance – January 1, 2020	$15,326	$1,979	$23,024	$852	$41,181
Additions	114	-	260	602	976
Disposals	-	-	(14)	(415)	(429)
Balance – December 31, 2020	$15,440	$1,979	$23,270	$1,039	$41,728
Additions	1	-	513	730	1,244
Disposals	-	-	(14)	-	(14)
Transfers	36	-	-	(36)	-
Balance – September 30, 2021	$15,477	$1,979	$23,769	$1,733	$42,958

Accumulated depreciation
Balance – January 1, 2020	$13,130	$201	$12,215	$-	$25,546
Disposals	-	-	(12)	-	(12)
Depreciation for the period	272	161	2,528	-	2,961
Balance – December 31, 2020	$13,402	$362	$14,731	$-	$28,495
Disposals	-	-	(13)	-	(13)
Depreciation for the period	207	120	1,739	-	2,066
Balance – September 30, 2021	$13,609	$482	$16,457	$-	$30,548

Net book value
December 31, 2020	$2,038	$1,617	$8,539	$1,039	$13,233
September 30, 2021	$1,868	$1,497	$7,312	$1,733	$12,410

13

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

11. Receivables

	September 30,	December 31,
	2021	2020
	$’000	$’000
Receivable from sales	$62	$156
Recoverable value added tax (“VAT”)	1,450	1,217
Other receivables	452	668
Total	$1,964	$2,041

12. Other receivables

	September 30,	December 31,
	2021	2020
	$’000	$’000
Recoverable value added tax (“VAT”)	$1,004	$722
Other receivables	2,966	2,822
Total	$3,970	$3,544

On 14 October 2011, the Company, its subsidiary PGSA and Fomento Minero de Santa Cruz Sociedad del Estado (“Fomicruz”), the Santa Cruz provincial mining and petroleum company, entered into an agreement in the form of a shareholders’ agreement (“Fomicruz Agreement”) to govern the affairs of PGSA and the relationship between the Company, PGSA and Fomicruz. Pursuant to the Fomicruz Agreement, Fomicruz contributed to PGSA the rights to explore and mine Fomicruz’s mining properties in Santa Cruz Province in exchange for a 10% equity interest in PGSA (subsequently reduced to 4.7% after a corporate reorganization whereby the Company’s former subsidiary Cerro Cazador SA merged with PGSA to become one legal entity). The Fomicruz Agreement establishes the terms and conditions of the strategic partnership for the future development of certain PGSA mining properties in the Province. The Company will fund 100% of all exploration expenditures on the PGSA properties to the pre-feasibility stage, with no dilution to Fomicruz. After feasibility stage is reached, Fomicruz is obliged to pay its 10% share of the funding incurred thereafter on the PGSA properties, plus annual interest at LIBOR +1% to the Company. Such debt and interest payments will be guaranteed by an assignment by Fomicruz of 50% of the future dividends otherwise payable to Fomicruz on its shares.

Effective June 2020, Fomicruz and the Company agreed to terminate the Fomicruz Agreement, expressly stating that they have no mutual claims under it. PGSA, Minamalú and Fomicruz have assumed the commitment to enter into a new shareholders agreement within thirty days following the Shareholder’s meeting of PGSA (the “Meeting”) by virtue of which Minamalú becomes a shareholder of PGSA. As of the date of approval of these condensed interim consolidated financial statements, the Meeting has not been held.

As at September 30, 2021, other receivables include $2,299 (December 31, 2020 - $2,185) of recoverable costs from Fomicruz related to its share of the funding incurred on the PGSA properties.

The remaining other receivables balance consists of tax receivables.

13. Bank indebtedness

As at September 30, 2021, the Company has bank indebtedness of $4,644 (December 31, 2020 – $9,636) in the form of operating lines of credit which have an interest rate of 1.8% plus refinancing rate and mature on December 31, 2021. On November 16, 2020, the maturity of the operating lines of credit was extended from January 31, 2021 to December 31, 2021. All other terms of the operating lines of credit remain unchanged.

As at September 30, 2021, the interest rate on the lines of credit is 2.75% (December 31, 2020 – 2.75%). The lines of credit have no specific terms of repayment and the Company renews them every year.

14

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

14. Accounts payable and accrued liabilities

	September 30,	December 31,
	2021	2020
	$’000	$’000
Trade accounts payable and accrued liabilities	$4,531	$2,510
Other accruals	2,124	1,874
Accounts payable to related parties (note 19)	197	144
Total	$6,852	$4,528

15. Loan payable, lease payable and current portion of long-term debt

	September 30,	December 31,
	2021	2020
	$’000	$’000
Current portion of long-term debt (note 19)	$209	$340
Leases payable	13	23
Total	$222	$363

16. Long-term debt

	September 30,	December 31,
	2021	2020
	$’000	$’000
Loan to related party secured by a letter of guarantee from the Company, at 5% interest per annum, due December 31, 2022 (note 19)	$13,961	$13,961

Loan secured by assets of the Company, at 5.75% interest per annum, due 2022	209	448

Accrued interest on debt	1,369	848
	$15,539	$15,257
Less current portion	(209)	(340)
	$15,330	$14,917

Principal payments on long-term debts are due as followed:

Year ending December 31,
2021	106
2022	15,433

17. Net loss per share

Basic and diluted net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. There were no dilutive items outstanding for the period as the Company had a net loss and the effect of any stock options or warrants would be anti-dilutive.

The net loss per share is as follows:

	For the Three Months Ended
	September 30,	September 30,
	2021	2020
Net loss ($’000)	$(1,712)	$(1,041)
Weighted average number of common shares outstanding – basic and diluted	467,116,441	317,849,919
Net loss per share – basic and diluted	$(0.004)	$(0.003)

	For the Nine Months Ended
	September 30,	September 30,
	2021	2020
Net income loss ($’000)	$(4,575)	$(1,775)
Weighted average number of common shares outstanding – basic and diluted	441,094,925	317,912,289
Net income per share – basic and diluted	$(0.010)	$(0.006)

15

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

18. Capital stock

Authorized:

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued:

	Number of common	Amount
	shares outstanding	$’000
Balance at January 1, 2020	317,943,990	$2,588
Shares issued to settle debts	45,241,388	4,749
Share repurchased	(155,000)	(17)
Balance at December 31, 2020	363,030,378	$7,320
Shares issued in private placement	104,086,063	4,270
Share issuance costs	-	(326)
Balance at September 30, 2021	467,116,441	$11,264

Preferred shares are non-redeemable and non-transferrable with discretionary dividends and hence are classified as equity. Preferred shares shall be issued at a price of $0.30 per share and will not have voting rights. As at September 30, 2021 and December 31, 2020, there were no preferred shares issued by the Company.

Private placement

On March 10, 2021, the Company completed a private placement offering and raised gross proceeds of $7,408 (CAD $9,368) through the issuance of 104,086,063 units of the Company at a price of $0.09 CAD per unit. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.13 CAD until March 10, 2024. Of the total gross proceeds of $7,408, $4,270 was allocated to common shares and $3,138 was allocated to warrants based on the relative fair value method using the share price at the time of the issuance and the Black-Scholes option pricing model.

In connection with the private placement, the Company incurred cash commissions and expenses of $326, of which $188 was allocated to common shares and $138 was allocated to warrants. The Company also issued 2,509,586 Agent compensation options which are exercisable for one unit of the Company at a price of $0.09 CAD per compensation option. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.13 CAD until March 10, 2024. The fair value of the Agent compensation options on grant date was estimated to be $138 using the Black-Scholes option pricing model.

A director of the Company participated in the private placement and subscribed for a total of 57,777,777 units for gross proceeds of $4,112.

Normal Course Issuer Bid

On February 19, 2020, the Company announced that it has received approval from the TSX Venture Exchange (“TSXV”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, the Company may purchase for cancellation up to 15,897,199 common shares (the “Shares”) (representing approximately 5% of its 317,943,990 issued and outstanding common shares as of February 17, 2020) over a twelve (12) month period commencing on February 21, 2020. The NCIB expired on February 20, 2021 and was not renewed.

16

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

During the year ended December 31, 2020, the Company repurchased 155,000 common shares under the NCIB for $17. During the nine months ended September 30, 2021, the Company did not repurchase any shares.

Shares issued to settle debts

On October 30, 2020, the Company issued 44,040,277 common shares to an entity controlled by a director at a deemed price of approximately $0.227 (CAD $0.30) per share to settle an aggregate face value of $10,000 outstanding debt owed by the Company to the director and entities controlled by the director. The converted face value of the debt consisted of $4,822 of long-term debt with related parties and $5,178 of accounts payable with related parties. Following the debt conversion, the face value of the balance of $1,458 in accounts payable owed to the director and entities controlled by the director in respect of interest, wages, rent and administration expenses was settled in full through a cash payment of $720.

Prior to the debt settlement, the fair value of the outstanding debts in the Company’s consolidated financial statements was $10,147 which consisted of $4,233 of long-term debt with related parties and $5,914 of accounts payable with related parties.

The value of the common shares issued was determined to be $4,630 using a fair market value of approximately $0.105 (CAD $0.14) per common share based on the closing price of the Company’s shares on the date of issuance. The resulting $5,517 gain on settlement of debt was recorded under contributed surplus on the consolidated statements of changes in equity.

On November 24, 2020, the Company issued 1,201,111 common shares to certain directors to settle an aggregate of $128 outstanding directors fees. The value of the common shares issued was determined to be $119 using a fair market value of approximately $0.10 (CAD $0.14) per common share based on the closing price of the Company’s shares on the date of issuance. The resulting $9 gain on settlement of director fees was recorded under contributed surplus on the consolidated statements of changes in equity.

Stock options

Under the Company’s share option plan, and in accordance with TSX Venture Exchange requirements, the number of common shares reserved for issuance under the option plan shall not exceed 10% of the issued and outstanding common shares of the Company, have a maximum term of 5 years and vest at the discretion of the Board of Directors. In connection with the foregoing, the number of common shares reserved for issuance to: (a) any individual director or officer will not exceed 5% of the issued and outstanding common shares; and (b) all consultants will not exceed 2% of the issued and outstanding common shares.

All equity-settled share-based payments are ultimately recognized as an expense in the condensed interim consolidated statements of loss and comprehensive income (loss) with a corresponding credit to “Contributed Surplus”. If vesting periods or other non-market vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

	Nine months ended September 30, 2021		Year ended December 31, 2020
	Number of options	Weighted Average Price (CAD)	Number of options	Weighted Average Price (CAD)
Balance, beginning of period	17,250,000	$0.118	7,650,000	$0.065
Granted	-	-	9,600,000	0.160
Balance, end of period	17,250,000	$0.118	17,250,000	$0.118

17

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

As at September 30, 2021, the following stock options were outstanding:

Exercise price (CAD)	Options vested	Options unvested	Total outstanding	Remaining contractual life (years)	Expiry date
$0.065	7,650,000	-	7,650,000	2.99	September 25, 2024
$0.160	3,200,000	6,400,000	9,600,000	3.87	August 13, 2025
	10,850,000	6,400,000	17,250,000	3.48

On August 14, 2020, the Company granted 9,600,000 options to directors, officers, and employees with an exercise price of CAD $0.16 and an expiry date of August 14, 2025. The options vest in three equal trances on the first, second and third anniversary of the grant date. The fair value of the options on grant date was estimated to be $1,440. The fair value of the options was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.35%
Expected volatility	172.95%
Expected life (years)	5
Expected dividend yield	0%
Forfeiture rate	0%
Stock price	CAD$ 0.15

During the three and nine months ended September 30, 2021, the Company recognized share-based payments expense of $90 (2020 - $128) and $272 (2020 - $295) respectively.

Agent compensation options

	Nine months ended September 30, 2021
	Number of Agent compensation options	Weighted average price
Balance, beginning of period	-	$-
Issued	2,509,586	0.09
Balance, end of period	2,509,586	$0.09

In connection with the private placement on March 10, 2021, the Company issued 2,509,586 Agent compensation options which are exercisable for one unit of the Company at a price of $0.09 CAD per Agent compensation option. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.13 CAD until March 10, 2024. The fair value of the Agent compensation options on grant date was estimated to be $138. The fair value of the Agent compensation options was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.25%
Expected volatility	140.69%
Expected life (years)	3
Expected dividend yield	0%
Unit price	CAD$ 0.09

As at September 30, 2021 the following Agent compensation options were outstanding:

Exercise price	Number outstanding	Remaining Contractual Life (Years)	Expiry date
$0.09	2,509,586	2.44	March 10, 2024

18

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

Warrants

	Nine months ended September 30, 2021
	Number of warrants	Weighted average price
Balance, beginning of period	-	$-
Issued	104,086,063	0.13
Balance, end of period	104,086,063	$0.13

In connection with the March 10, 2021 private placement, the Company issued 104,086,063 common share purchase warrants. Each warrant entitles the holder thereof to purchase one common share at an exercise price of $0.13 CAD until March 10, 2024. The fair value of the warrants on grant date was estimated to be $5,441. The fair value of the warrants was calculated using the Black-Scholes option pricing model and using the following assumptions:

Discount rate	0.25%
Expected volatility	140.69%
Expected life (years)	3
Expected dividend yield	0%
Stock price	CAD$ 0.09

As at September 30, 2021 the following warrants were outstanding:

Exercise price	Number outstanding	Remaining Contractual Life (Years)	Expiry date
$0.13	104,086,063	2.44	March 10, 2024

19. Related party transactions

Key management personnel include the members of the Board of Directors and executive officers of the Company. Related party transactions and balances not disclosed elsewhere in the condensed interim consolidated financial statements are as follows:

Name and Principal Position		Remuneration, fees or interest expense	Loans or Advances	Remuneration, fees, or interest payments	Loan payments	Included in Accounts Payable	Included in Loan Payable and Long-term debt
		Nine months ended September 30,				As at September 30, 2021 and December 31, 2020
		$’000	$’000	$’000	$’000	$’000	$’000
A company controlled by a director - admin, office, and interest expenses	2021	-	-	-	-	-	-
	2020	262	-	-		-	-
A company controlled by a director - admin, office, and interest expenses	2021	569	-	-	-	173	15,330
	2020	507	5,175	107	-	126	14,808
Directors - salaries and wages	2021	335	-	329	-	24	-
	2020	196	-	175	-	18	-
Director -loans	2021	-	-	-	-	-	-
	2020	-	532	-	-	-	-

As at September 30, 2021, the Company has $197 (December 31, 2020 - $144) in accounts payable owing to related parties which relate primarily to directors fees and office rent.

19

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

20. Administrative expenses

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$’000	$’000	$’000	$’000
General and administrative	$631	$538	$1,940	$1,809
Argentina statutory taxes	140	76	497	270
Professional fees	69	198	426	507
Operating leases	11	69	42	110
Directors’ remuneration	55	70	163	191
Loss (gain) on sale of property, plant and equipment	-	2	(20)	(3)
Depreciation of property, plant and equipment	641	739	2,066	2,214
Depreciation allocated to inventory	(511)	(557)	(1,758)	(1,946)
Depreciation of mineral properties	138	126	684	497
Amortization of mining rights	25	25	75	75
Consulting fees	16	18	39	86
Transaction taxes expenses	12	11	34	-
Total	$1,227	$1,315	$4,188	$3,810

21. Financial instruments

The Company’s financial instruments consist of cash, receivables, other financial assets, bank indebtedness, accounts payable and accrued liabilities, loan payable, interest payable, and long-term debt.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

●	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

●	Level 2: inputs, other than quoted prices, that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace.

●	Level 3: inputs are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

20

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

Fair value

As at September 30, 2021, there were no changes in the levels in comparison to December 31, 2020. The fair values of financial instruments are summarized as follows:

	September 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
	$’000	$’000	$’000	$’000
Financial assets

Amortized cost
Cash	592	592	819	819
Receivables and other receivable ¹	3,480	3,480	3,646	3,646

Fair value through other comprehensive income
Other financial assets (Level 1)	14	14	16	16

Financial liabilities

Amortized cost
Bank indebtedness	4,644	4,644	9,636	9,636
Accounts payable and accrued liabilities	6,852	6,852	4,528	4,528
Loan payable and current portion of long-term debt	222	222	363	363
Long-term debt	15,330	15,330	14,917	14,917

¹ Amounts exclude value added tax (“VAT”) recoverable of $2,454 and $1,939 as at September 30, 2021 and December 31, 2020.

Other financial assets are measured based on Level 1 inputs of the fair value hierarchy on a recurring basis.

The carrying value of receivables, other receivable, accounts payable and accrued liabilities and bank indebtedness approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for the financial assets.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with high quality financial institutions and limits the amount of credit exposure with any one institution. Receivables consist of trade receivables and VAT recoverable and are not considered subject to significant risk, because the amounts are due from a government and a customer who is considered credit worthy.

Market Risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk and currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with regards to its bank indebtedness which is comprised of lines of credits at variable interest rates. To the extent that changes in the prevailing market interest rates differ from the interest rates on the Company’s monetary liabilities, the Company is exposed to interest rate price risk.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

21

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

Credit Risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. Credit risk is managed by dealing with parties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the parties.

The Company currently maintains a substantial portion of its day-to-day operating cash balances at financial institutions. As at September 30, 2021, the Company had total cash balances of $592 (December 31, 2020 - $819) at financial institutions, where $Nil (December 31, 2020 - $Nil) is in excess of federally insured limits.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due. The Company’s management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. As at September 30, 2021, the Company had current assets of $5,925 (December 31, 2020 - $6,149) to settle current liabilities of $11,718 (December 31, 2020 - $14,527).

Concentration risk

The Company has concentrations of credit risk with respect to its trade receivables, the majority of which are concentrated internationally amongst a small number of customers. As at September 30, 2021 and December 31, 2020, the Company had two (2) customers that make up the entire balance of the trade receivables. The Company controls credit risk through monitoring procedures, and by performing credit evaluations of its customers, but generally does not require collateral to secure accounts receivable.

22. Other income

As part of the Company´s treasury management, the Company trades certain securities denominated in US dollar and Argentine Peso. The gain on disposition of these securities is recorded as other income on the condensed interim consolidated statements of loss and comprehensive income (loss). During the three and nine months ended September 30, 2021, the Company recognized a gain of $383 (2020 – loss of $160) and $756 (2020 – $2,155) respectively.

23. Segment reporting

All of the Company’s operations are in the mineral properties exploration industry with its principal business activity in mineral exploration. The Company conducts its activities primarily in Argentina. All of the Company’s long-lived assets are located in Argentina.

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Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

The Company’s net income/(loss) and its geographic allocation of total assets and total liabilities is summarized as follows:

For the three months ended September 30, 2021

	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$1,338	$4,420	$-	$-	$-	$-	$-	$5,758
Cost of sales	(1,862)	(2,416)	-	-	-	-	-	(4,278)
Gross profit (loss)	$(524)	$2,004	$-	$-	$-	$-	$-	$1,480

Operating expense
Exploration expense	$-	$-	$(432)	$(14)	$(986)	$-	$-	$(1,432)
Repair and maintenance	-	-	-	(126)	-	-	-	(126)
Administrative expenses	(68)	(70)	(41)	-	(718)	(4)	(170)	(1,071)
Depreciation expense	-	-	(6)	-	(125)	(25)	-	(156)
Share-based payments	-	-	-	-	-	-	(90)	(90)
Interest expense	-	-	(9)	-	(165)	(122)	(81)	(377)
Total operating expense	$(68)	$(70)	$(488)	$(140)	$(1,994)	$(151)	$(341)	$(3,252)

Other income/(expense)
Interest income	$-	$-	$-	$-	$107	$-	$-	$107
Gain/(loss) on foreign exchange	-	-	(44)	-	(95)	332	(19)	174
Accretion expense	(5)	(3)	-	(2)	-	-	-	(10)
Other expenses	-	-	383	-	-	-	-	383
Total other income/(expense)	$(5)	$(3)	$339	$(2)	$12	$332	$(19)	$654

Income/(loss) – before income tax	$(597)	$1,931	$(149)	$(142)	$(1,982)	$181	$(360)	$(1,118)
Income tax/(benefit)	-	-	(18)	-	(576)	-	-	(594)
Net income/(loss)	$(597)	$1,931	$(167)	$(142)	$(2,558)	$181	$(360)	$(1,712)

23

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

For the three months ended September 30, 2020

	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$1,691	$4,614	$-	$244	$-	$-	$-	$6,549
Cost of sales	(1,328)	(2,530)	-	(355)	-	-	-	(4,213)
Gross profit (loss)	$363	$2,084	$-	$(111)	$-	$-	$-	$2,336

Operating expense
Exploration expense	$-	$209	$(213)	$(28)	$(646)	$-	$-	$(678)
Administrative expenses	(102)	(394)	(122)	-	(276)	46	(260)	(1,108)
Depreciation expense	-	-	(4)	-	(178)	(25)	-	(207)
Share-based payments	-	-	-	-	-	-	(128)	(128)
Interest expense	-	-	(1)	-	(68)	(131)	(415)	(615)
Total operating expense	$(102)	$(185)	$(340)	$(28)	$(1,168)	$(110)	$(803)	$(2,736)

Other income/(expense)
Interest income	$-	$-	$1	$-	$11	$-	$-	$12
Gain/(loss) on foreign exchange	-	-	181	-	39	(533)	68	(245)
Accretion expense	(1)	-	-	(2)	-	-	-	(3)
Other expenses	-	-	(297)	-	137	-	-	(160)
Total other income/(expense)	$(1)	$-	$(115)	$(2)	$187	$(533)	$68	$(396)

Income/(loss) – before income tax	$260	$1,899	$(455)	$(141)	$(981)	$(643)	$(735)	$(796)
Income tax/(benefit)	-	-	(40)	-	(205)	-	-	(245)
Net income/(loss)	$260	$1,899	$(495)	$(141)	$(1,186)	$(643)	$(735)	$(1,041)

24

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

For the nine months ended September 30, 2021

	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$3,152	$11,081	$-	$-	$-	$-	$-	$14,233
Cost of sales	(4,418)	(5,643)	-	-	-	-	-	(10,061)
Gross profit (loss)	$(1,266)	$5,438	$-	$-	$-	$-	$-	$4,172

Operating expense
Exploration expense	$-	$-	$(1,256)	$(70)	$(1,878)	$-	$-	$(3,204)
Repair and maintenance	-	-	-	(514)	-	-	-	(514)
Administrative expenses	(383)	(301)	(192)	-	(2,110)	(146)	(673)	(3,805)
Depreciation expense	-	-	(16)	-	(292)	(75)	-	(383)
Share-based payments	-	-	-	-	-	-	(272)	(272)
Interest expense	-	-	(9)	-	(360)	(359)	(231)	(959)
Total operating expense	$(383)	$(301)	$(1,473)	$(584)	$(4,640)	$(580)	$(1,176)	$(9,137)

Other income/(expense)
Interest income	$-	$-	$1	$-	$185	$-	$-	$186
Gain/(loss) on foreign exchange	-	-	(54)	-	(465)	171	23	(325)
Accretion expense	(10)	(6)	-	(6)	-	-	-	(22)
Other expenses	-	-	756	-	-	-	-	756
Total other income/(expense)	$(10)	$(6)	$703	$(6)	$(280)	$171	$23	$595

Income/(loss) – before income tax	$(1,659)	$5,131	$(770)	$(590)	$(4,920)	$(409)	$(1,153)	$(4,370)
Income tax/(benefit)	-	-	(18)	-	(187)	-	-	(205)
Net income/(loss)	$(1,659)	$5,131	$(788)	$(590)	$(5,107)	$(409)	$(1,153)	$(4,575)

25

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

For the nine months ended September 30, 2020

	Argentina
	Lomada Project	Cap- Oeste Project	Calcatreu Project	Martha and La Josefina Projects	Argentina Uruguay and Chile	UK	North America	Total
Revenue	$5,511	$10,008	$-	$950	$-	$-	$-	$16,469
Cost of sales	(3,370)	(5,510)	-	(2,000)	-	-	-	(10,880)
Gross profit (loss)	$2,141	$4,498	$-	$(1,050)	$-	$-	$-	$5,589

Operating expense
Exploration expense	$-	$-	$(671)	$(64)	$(1,057)	$-	$-	$(1,792)
Administrative expenses	(102)	(394)	(175)	-	(1,873)	(106)	(817)	(3,467)
Depreciation expense	-	-	(13)	-	(255)	(75)	-	(343)
Share-based payments	-	-	-	-	-	-	(295)	(295)
Interest expense	-	-	(1)	-	(377)	(479)	(1,100)	(1,957)
Total operating expense	$(102)	$(394)	$(860)	$(64)	$(3,562)	$(660)	$(2,212)	$(7,854)

Other income/(expense)
Interest income	$-	$-	$1	$-	$86	$-	$-	$87
Gain/(loss) on foreign exchange	-	-	421	-	(1,559)	301	(176)	(1,013)
Accretion expense	(4)	(1)	-	(4)	-	-	-	(9)
Other expenses	-	-	(297)	-	2,452	-	-	2,155
Total other income/(expense)	$(4)	$(1)	$125	$(4)	$979	$301	$(176)	$1,220

Income/(loss) – before income tax	$2,035	$4,103	$(735)	$(1,118)	$(2,583)	$(359)	$(2,388)	$(1,045)
Income tax/(benefit)	-	-	(95)	-	(635)	-	-	(730)
Net income/(loss)	$2,035	$4,103	$(830)	$(1,118)	$(3,218)	$(359)	$(2,388)	$(1,775)

26

Patagonia Gold Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021 and 2020

(Unaudited - in thousands of U.S. dollars unless otherwise stated)

	Total Assets		Total liabilities
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
	$’000	$’000	$’000	$’000
Argentina – Cap-Oeste	$12,129	$14,585	$1,963	$1,880
Argentina – Lomada	7,953	4,616	5,093	3,808
Argentina – Calcatreu	15,925	15,343	1,137	490
Argentina – Martha & La Josefina	12,120	12,704	2,559	2,298
Argentina and Chile	8,894	8,553	4,007	5,355
United Kingdom	56	122	8,861	15,678
North America	4,373	4,145	13,515	9,154
Total	$61,450	$60,068	$37,135	$38,663

24. Commitments and contingencies

Republic Metals Corporation (“Republic”) filed for protection under Chapter 11 of the United States Bankruptcy Code on November 2, 2018 (the “Petition Date”) in the United States Bankruptcy Court for the Southern District of New York. Republic processed material from the Company’s Lomada and Cap-Oeste projects in the Santa Cruz province of Argentina prior to the Petition Date. The Chapter 11 plan of liquidation in the bankruptcy proceedings appointed a Litigation Trustee (the “Trustee”) to handle the Bankruptcy Estate of Republic. The Company received a demand letter (the “Demand Letter”) from the Trustee dated March 17, 2020, demanding repayment of amounts previously paid by Republic to the Company within 90 days before the Petition Date. The Company reviewed the Demand Letter with its independent US counsel and counsel has responded to the Demand Letter. Republic was required to have commenced an action to recover the Preference Amount by November 2, 2020. As of the date of approval of these interim financial statements, no litigation has been brought by Republic against the Company. No provision has been accrued in these interim financial statements related to the Demand Letter as Management does not anticipate that the Company will have to repay any of the amounts previously received from Republic.

25. COVID-19

On March 11 2020, the World Health Organization (WHO) stated the “public health emergency of international concern” and declared the state of pandemic worldwide due to the COVID-19’s outbreak in Wuhan, China and its subsequent global spread.

Following this statement, on March 19, 2020, the Argentine Government ordered the “Social, Preventive and Compulsory Isolation” (A.S.P.O. for its acronym in Spanish), by Necessity and Urgency Decree No. 297/2020, imposing the borders’ closure and stringent restrictions on domestic circulation of individuals. Such measures comprised several exceptions, including activities that were considered “essential” and, therefore, were excluded from such restrictions. Successive Necessity and Urgency Decrees extended the term of the mentioned measures until November 8, 2020. As of November 9, 2020, by Necessity and Urgency Decree No. 875/2020 and its amendments, it was established the Preventive and Compulsory Social Distancing (Di.S.P.O. for its acronym in Spanish) that is in full force and effect through February 28, 2021 and can be extended for as long as it may be considered necessary in view of the epidemiological situation.

Subsequently, on December 30, 2020, the Ministry of Health’s Resolution No. 2883/2020, approving the “Strategic COVID-19 Vaccination Plan” in the Republic of Argentina, was issued. It aimed to reduce morbidity, mortality, and socio-economic impacts of the pandemic, based on the stepped and progressive vaccination of certain population groups.

Because of the various measures adopted by the Argentine government, and within the scenario of the economic activity’s generalised recession, the Company has implemented a protocol establishing the working conditions to operate in strict compliance with the public health standards issued by national and provincial authorities, in order to minimize the risk of contagion of co-workers, clients and providers, and to enable the business continuity. It is worth emphasising that, as of the date of approval of these condensed interim consolidated financial statements, the COVID-19 pandemic continues to be a prevalent situation, the duration of which is uncertain, and the measures taken by the different authorities (national, provincial, and pertaining to town) in response thereto are constantly evolving.

Although the continuity of the Company’s operation has not been significantly affected, the extent of COVID-19’s impact on the operational and financial performance will depend on the evolution of events (including the spread rate and duration, as well as the national and international governmental measures taken in such regard) and on the impact this situation may cause on our main clients, employees, and providers; all of which is uncertain and, at present, not possible to foresee. However, the Company’s Management does not anticipate that such impacts will affect the business continuity or the ability to meet financial commitments in the next twelve (12) months.

26. Subsequent event

Normal Course Issuer Bid

On October 26, 2021, the Company announced that it has received approval from the TSX Venture Exchange (“TSXV”) of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”). Under the NCIB, the Company may purchase for cancellation up to 10,000,000 common shares, representing approximately 2.14% of its 467,116,441 issued and outstanding common shares as of September 30, 2021, over a twelve (12) month period commencing on October 27, 2021 and expiring no later than October 26, 2022. The Company repurchased 550,000 common shared under the NCIB for $20.

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